January 22, 2014

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toshoan Holdings, Inc.

Response to Staff Comments, January 16, 2014

Form 8-K

Filed December 19, 2013

File No. 000-54893

To the men and women of the SEC:

On behalf of Toshoan Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated January 16, 2014 addressed to Mr. Hajime Abe, the Company’s President, Secretary and Director, with respect to the Company’s filing of its 8-K on December 19, 2013.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s)

1.) We note your response to our letter dated January 3, 2014, In our letter we requested your analysis of why you no longer consider yourself a shell company, however it does not appear that you have provided us with the requested analysis. Please provide us with your detailed analysis as to whether you are a shell company, as defined in Rule 405 under the Securities Act of 1933, as amended. In this regard, we note that you appear to have no or nominal operations and assets therefore, appear to continue to be a shell company.

COMPANY RESPONSE

We do not consider ourselves to be a shell company pursuant to Rule 405 under the Securities Act of 1933. The reason being that we acquired TOA Fishery Co., Ltd, a Japanese corporation (“TOA Fishery”) on December 13, 2013 whereas TOA Fishery became our wholly owned subsidiary. We adopted the business plan of TOA Fishery pursuant to the merger agreement and we are now a developmental stage company with a business plan to sell tuna fish to tuna fish wholesalers throughout Japan. We have a definitive supplier agreement to purchase tuna from Tsukiji TOA Suisan Co., Ltd., a Japanese Company that owns fishing boats located at the Port Authority of Guam which fish in the Pacific Ocean for tuna. We have an agreement with Tsukiji to buy the tuna at a price approximately at $7.92 per pound. We plan to resell the tuna fish to tuna wholesalers at a price of approximately $11.88 per pound. We have approximately nineteen individual requests from seafood marketplaces “wholesalers” for the purchase of our tuna fish.

Date: January 22, 2014

/s/ Hajime Abe

President & CEO